EVANSTON CAPITAL MANAGEMENT, LLC

June 1, 2015

To the Trustees of:

Evanston Alternative Opportunities Fund
1560 Sherman Avenue, Suite 960
Evanston, Illinois 60201

Re:  Expense Limitation Agreement
     With reference to (i) the Investment Management Agreement entered into by Evanston Capital Management, LLC (the “Adviser”) with Evanston Alternative Opportunities Fund (the “Fund”) on February 12, 2014 and (ii) the Expense Limitation Agreement dated as of February 12, 2014 (the “Prior Expense Limitation Agreement”), we hereby notify you as follows:

     1.            Up to and including June 30, 2016, the Adviser agrees to waive and/or reimburse each class of shares of the Fund (each a “Class”) for its management fee and, to the extent necessary, bear other expenses, to limit the total annualized operating expenses (excluding any borrowing and investment-related costs and fees, taxes, extraordinary expenses, and the fees and expenses of underlying funds) of each Class to the percentage specified in Appendix A hereto per annum of the net assets attributable to such Class.

     2.            The Adviser shall be permitted to recover fees and expenses it has waived or borne hereunder from the applicable Class or Classes of shares subsequent to the effective date of this letter agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in Appendix A.  In addition, the parties hereto acknowledge that, pursuant to the Prior Expense Limitation Agreement, the Adviser is permitted to recover fees and expenses it has waived or borne pursuant to the Prior Expense Limitation Agreement from the applicable Class or Classes of shares (whether through reduction of its fees or otherwise) to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in the Prior Expense Limitation Agreement pursuant to which such fees and expenses were waived or borne; provided, however, that the Fund is not obligated to pay any such reimbursed fees or expenses more than three years after the end of the fiscal year in which the fee or expense was borne by the Adviser.

     3.            During the periods covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the "non-interested" trustees of the Fund (as defined under the Investment Company act of 1940, as amended (the "1940 Act")).

     4.            We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund's expenses for purposes of calculating each Class’s net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

Evanston Capital Management, LLC

By:	/s/ Kenneth A. Meister
Name: Kenneth A. Meister
Title: Principal, President and COO

ACCEPTED AND AGREED TO ON BEHALF OF:
Evanston Alternative Opportunities Fund

By:	/s/ Scott Zimmerman
Scott Zimmerman
Secretary

Appendix A
Expense Limits

Class I	Class A
1.70%	2.45%